AB 3/3

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2011
WASH. D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65174

KH 3/1

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammerman & Strickland Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18544 N. Dale Mabry Hwy
(No. and Street)

Lutz	FL	33548
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Strickland (813)265-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A., CPA's and Consultants
(Name – *if individual, state last, first, middle name*)

600 W. Dr. MLK Jr. Blvd.	Plant City	FL	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016812

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, Michael Strickland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammerman & Strickland Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

2-23-11

Notary Public

CHARLES BOOZIER
MY COMMISSION # DD860596
EXPIRES: February 11, 2013
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Hammerman & Strickland Securities, LLC
Audited Financial Statements
December 31, 2010

TABLE OF CONTENTS

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Business Navigation

Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT

To the Members of
Hammerman & Strickland Securities, LLC

We have audited the accompanying statement of financial condition of Hammerman & Strickland Securities, LLC (a Florida Limited Liability Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammerman & Strickland Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 22, 2011

Hammerman & Strickland Securities, LLC
Statement of Financial Condition
As of December 31, 2010

ASSETS

Cash	$	14,164
Total Assets	$	14,164

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable	$	2,935
Accrued Liabilities		2,100
Total Liabilities		5,035
Members' Equity		
Members' Equity		9,129
Total Liabilities and Members' Equity	$	14,164

See accompanying independent auditors' report and notes to financial statements

Hammerman & Strickland Securities, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues	$ 98,048
Operating Expenses	
Accounting Fees	3,920
Professional Fees	1,992
Insurance	1,342
Taxes	75
Quarterly Support Fee	11,740
Regulatory Fees & Expenses	2,325
Total Operating Expenses	21,394
Net Income or (Loss)	$ 76,654

See accompanying independent auditors' report and notes to financial statements

Hammerman & Strickland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Balance at December 31, 2009	$	8,475
Net income for the year ended December 31, 2010		76,654
Less: Distributions		(76,000)
Balance at December 31, 2010	$	9,129

See accompanying independent auditors' report and notes to financial statements.

Hammerman & Strickland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net income	$	76,654
Adjustments to reconcile net income:		
Increase (decrease) in:		
Accounts Payable		2,935
Other Accrued Expenses		(2,765)
Net cash (used for) provided by operating activities		76,824
Cash Flows from Financing Activities:		
Distributions		(76,000)
Net cash provided by (used in) financing activities		(76,000)
Increase (decrease) in cash and cash equivalents		824
Cash and cash equivalents - beginning of the year		13,340
Cash and cash equivalents - end of the year	$	14,164
Supplemental Cash Flow Disclosures:		
Cash Paid During the Year for:		
Interest	$	-

See accompanying independent auditors' report and notes to financial statements.

Note 1: Organization and Nature of Business

The Company, located in Lutz, Florida, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Limited Liability Company organized in the State of Florida.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

In accordance with generally accepted accounting principles, Hammerman & Strickland Securities, LLC maintains it's books on the accrual basis of accounting. Revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC, and FINRA.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

AML Compliance Program

The Company retained Lynn G. Hippner, CRCP of Registration Consultants, to test their firm's AML Compliance Program for the twelve month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA, and US Treasury rules.

Regulatory Matters

There were no material inadequacies at December 31, 2010 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please reference the attached internal control opinion letter.

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(1).

Note 3: Net Capital Requirements

At December 31, 2010, the Company had net capital of $9,129 which was $4,129 in excess of its required net capital of $5,000.

Note 4: Related Party Transactions

During 2010, the Company paid Hammerman & Strickland, LLC (a related party) quarterly support fees totaling $11,740 based on a written management agreement between the two companies.

SUPPLEMENTARY SCHEDULES

Hammerman & Strickland Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2010

Ownership Equity, Net Capital	$	9,129
There are no adjustments regarding non-allowable assets or for haircuts		-
Minimum required net capital		5,000
Excess Net Capital	$	4,129
Aggregate Indebtedness	$	5,035
Ratio of Aggregate Indebtedness to Net Capital		55%

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2010

See accompanying independent auditors' report.

REQUIRED REPORTS

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Hammerman & Strickland Securities, LLC

In planning and performing our audit of the financial statements of Hammerman & Strickland Securities, LLC (a Florida Limited Liability Company), for the year ended December 31, 2010 in acordance with auditing standards generally acepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiences, in internal control, such that there is a reasonable possiblility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 22, 2011

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Hammerman & Strickland Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Hammerman & Strickland Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hammerman & Strickland Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hammerman & Strickland Securities, LLC's management is responsible for the Hammerman & Strickland Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 22, 2011

Hammerman & Strickland Securities, LLC
Lutz, FL
Audited Financial Statements
December 31, 2010